Exhibit 99.1

FOR IMMEDIATE RELEASE	June 26, 2006

NOVA Chemicals restructuring to create separate
STYRENIX unit and cut costs

Pittsburgh, PA - NOVA Chemicals Corporation (NYSE, TSX: NCX) today announced it plans to restructure in order to better align resources and reduce costs. NOVA Chemicals’ styrene monomer and solid polystyrene assets in North America and the company’s interest in the European 50:50 Joint Venture with INEOS will operate as a separate unit that will be known as STYRENIX.

Companywide costs will be reduced by a total of at least U.S. $65 million per year, which represents an additional $50 million in annual cost savings beyond the previously announced savings of $15 million per year from the Chesapeake, Virginia, site closure. In total, approximately 375 positions will be eliminated.

“By removing a minimum of $65 million per year of current costs, we believe STYRENIX will be able to run as the lowest-cost operator of its type in the industry,” said Jeffrey M. Lipton, President and CEO of NOVA Chemicals. “By taking these actions, not only will STYRENIX be more competitive, but the core of our company will also reduce costs and be able to focus on our advantaged ethylene and polyethylene position, as well as expandable polystyrene and related Performance Products.”

The STYRENIX unit will include:

•                  The Bayport, Texas, and Sarnia, Ontario, styrene monomer production facilities

•                  Solid polystyrene manufacturing facilities at Decatur, Alabama; Springfield, Massachusetts; and Montréal, Québec

•                  NOVA Chemicals’ interest in the European Joint Venture with INEOS, NOVA Innovene.

NOVA Chemicals’ Earnings Release for the second quarter, to be issued July 20, 2006, will reflect the new structure.

NOVA Chemicals produces plastics and chemicals that are essential to everyday life. Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship. Company shares are traded on the Toronto and New York stock exchanges as NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:
Greg Wilkinson — Vice President, Public Affairs
Tel:      412.490.4166
E-mail:  wilkinga@novachem.com

Investor Relations inquiries, please contact:
Chris Bezaire — Vice President, Investor Relations
Tel: 412.490.5070
E-mail: chris.bezaire@novachem.com

Forward-Looking Information
The information in this news release contains forward-looking statements, including the statements that companywide costs will be reduced by a total of at least U.S. $65 million per year, which represents an additional $50 million in annual cost savings beyond the previously announced savings of $15 million per year from the Chesapeake, Virginia, site closure; and by removing a minimum of $65 million per year, NOVA Chemicals believes it will be able to run STYRENIX as the lowest-cost operator of its type in the industry. By their nature, forward-looking statements require NOVA Chemicals to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking statements include: uncertainties regarding commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; starting up and operating facilities; the impact of competition; uncertainties associated with the North American, South American, European, and Asian economies and other risks detailed from time-to-time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals. NOVA Chemicals’ forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

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